
02060176

GRUPOMEXICO

GRUPO MEXICO, S.A. DE C.V.
AV BAJA CALIFORNIA No. 200, COL. ROMA SUR, 06760 MEXICO, D.F.
TELS. 55-64-74-70 Ext. 7150, FAX: 55-64-76-77, E-mail: edurant@gmexico.com.mx


SUPPL
PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL

November 27, 2002

United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Filing Desk

Issuer: GRUPO MEXICO, S.A DE C.V., File Number 82-4582

Ladies and Gentlemen:

In accordance with rule 12g 3-2 (b), annex you will find Financial Information of Grupo México, S.A. de C.V., filed to the Mexican Stock Exchange (Bolsa Mexicana de Valores) relating for the third quarter ended September 30, 2002.

Any questions concerning the enclosed, should be addressed to the undersigned at (011) (52-55) 5564-7470 or to Daniel Tellechea Salido at (011). (52-55) 5574-8483

Sincerely,

Ernesto Durán Trinidad
Corporate Comptroller Director

Enclosure

cc: Daniel Tellechea Salido Managing Director, Finance, (Grupo México, S.A. de C.V.)
Michael L. Fitzgerald (Sidley Austin Brown & Wood)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**

Quarter: **3** Year: **2002**

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**83,799,125**	100	**90,541,672**	100
2	**CURRENT ASSETS**	**11,442,449**	**14**	**16,152,473**	**18**
3	CASH AND SHORT-TERM INVESTMENTS	3,628,515	4	6,005,696	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,291,647	3	3,353,875	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	998,007	1	947,762	1
6	INVENTORIES	4,112,765	5	5,457,766	6
7	OTHER CURRENT ASSETS	411,515	0	387,374	0
8	**LONG-TERM**	**130,330**	**0**	**145,306**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	130,330	0	145,306	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**60,348,556**	**72**	**60,097,551**	**66**
13	PROPERTY	32,754,683	39	45,719,067	50
14	MACHINERY AND INDUSTRIAL	55,603,933	66	48,983,528	54
15	OTHER EQUIPMENT	1,690,897	2	1,276,968	1
16	ACCUMULATED DEPRECIATION	31,354,549	37	37,978,759	42
17	CONSTRUCTION IN PROGRESS	1,653,592	2	2,096,747	2
18	**DEFERRED ASSETS (NET)**	**9,636,205**	**11**	**11,369,367**	**13**
19	**OTHER ASSETS**	**2,241,585**	**3**	**2,776,975**	**3**
20	**TOTAL LIABILITIES**	**52,852,982**	100	**54,759,939**	100
21	**CURRENT LIABILITIES**	**17,668,765**	**33**	**12,625,349**	**23**
22	SUPPLIERS	4,174,945	8	4,195,004	8
23	BANK LOANS	8,701,830	16	5,465,741	10
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,718,045	3	1,047,649	2
26	OTHER CURRENT LIABILITIES	3,073,945	6	1,916,955	4
27	**LONG-TERM LIABILITIES**	**19,373,721**	**37**	**27,141,508**	**50**
28	BANK LOANS	19,245,659	36	26,885,018	49
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	128,062	0	256,490	0
31	**DEFERRED LOANS**	**11,920,288**	**23**	**12,367,944**	**23**
32	**OTHER LIABILITIES**	**3,890,208**	**7**	**2,625,138**	**5**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**30,946,143**	100	**35,781,733**	100
34	**MINORITY INTEREST**	**8,278,054**	**27**	**9,814,904**	**27**
35	**MAJORITY INTEREST**	**22,668,089**	**73**	**25,966,829**	**73**
36	**CONTRIBUTED CAPITAL**	**18,044,198**	**58**	**18,044,198**	**50**
37	PAID-IN CAPITAL STOCK (NOMINAL)	16,316,041	53	16,316,041	46
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,574,294	5	1,574,294	4
39	PREMIUM ON SALES OF SHARES	153,863	0	153,863	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**4,623,891**	**15**	**7,922,631**	**22**
42	RETAINED EARNINGS AND CAPITAL RESERVE	11,148,725	36	13,813,650	39
43	REPURCHASE FUND OF SHARES	13,210	0	13,210	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(5,483,852)	(18)	(5,099,891)	(14)
45	NET INCOME FOR THE YEAR	(1,054,192)	(3)	(804,338)	(2)

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: 3 YEAR: 2002

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**3,628,515**	100	**6,005,696**	100
46	CASH	2,196,612	61	5,222,084	87
47	SHORT-TERM INVESTMENTS	1,431,903	39	783,612	13
18	**DEFERRED ASSETS (NET)**	**9,636,205**	100	**11,369,367**	100
48	AMORTIZED OR REDEEMED EXPENSES	9,523,112	99	11,234,539	99
49	GOODWILL	113,093	1	134,828	1
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**17,668,765**	100	**12,625,349**	100
52	FOREING CURRENCY LIABILITIES	13,920,324	79	10,884,904	86
53	MEXICAN PESOS LIABILITIES	3,748,441	21	1,740,445	14
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,073,945**	100	**1,916,955**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,073,945	100	1,916,955	100
27	**LONG-TERM LIABILITIES**	**19,373,721**	100	**27,141,508**	100
59	FOREING CURRENCY LIABILITIES	19,373,721	100	27,141,508	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**128,062**	100	**256,490**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	128,062	100	256,490	100
31	**DEFERRED LOANS**	**11,920,288**	100	**12,367,944**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	11,920,288	100	12,367,944	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**3,890,208**	100	**2,625,138**	100
68	RESERVES	1,378,500	35	1,300,939	50
69	OTHERS LIABILITIES	2,511,708	65	1,324,199	50
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(5,483,852)**	100	**(5,099,891)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(5,046,753)	(92)	(4,001,644)	(78)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(437,099)	(8)	(1,098,247)	(22)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(6,226,316)	3,527,124
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	237	215
75	EMPLOYERS (*)	5,074	5,967
76	WORKERS (*)	16,458	18,809
77	CIRCULATION SHARES (*)	651,646,640	651,646,640
78	REPURCHASED SHARES (*)	0	0

21/11/2002 13.13

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2002**

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**18,665,079**	**100**	**22,444,537**	**100**
2	COST OF SALES	13,017,660	70	17,771,029	79
3	**GROSS INCOME**	**5,647,419**	**30**	**4,673,508**	**21**
4	OPERATING	3,757,178	20	3,802,015	17
5	**OPERATING INCOME**	**1,890,241**	**10**	**871,493**	**4**
6	TOTAL FINANCING COST	1,753,596	9	863,841	4
7	**INCOME AFTER FINANCING COST**	**136,645**	**1**	**7,652**	**0**
8	OTHER FINANCIAL OPERATIONS	(60,322)	0	(199,678)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**196,967**	**1**	**207,330**	**1**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	729,911	4	736,337	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(532,944)**	**(3)**	**(529,007)**	**(2)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	427	0	(4,336)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(532,517)**	**(3)**	**(533,343)**	**(2)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(532,517)**	**(3)**	**(533,343)**	**(2)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	83,298	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(615,815)**	**(3)**	**(533,343)**	**(2)**
19	NET INCOME OF MINORITY INTEREST	438,377	2	270,995	1
20	**NET INCOME OF MAJORITY INTEREST**	**(1,054,192)**	**(6)**	**(804,338)**	**(4)**

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**18,665,079**	**100**	**22,444,537**	**100**
21	DOMESTIC	7,343,553	39	6,733,572	30
22	FOREIGN	11,321,526	61	15,710,965	70
23	TRANSLATED INTO DOLLARS (***)	1,113,589	6	1,545,336	7
6	**TOTAL FINANCING COST**	**1,753,596**	**100**	**863,841**	**100**
24	INTEREST PAID	1,486,653	85	2,014,519	233
25	EXCHANGE LOSSES	3,781,281	216	345,018	40
26	INTEREST EARNED	105,742	6	186,326	22
27	EXCHANGE PROFITS	2,364,220	135	434,676	50
28	GAIN DUE TO MONETARY POSITION	(1,044,376)	(60)	(874,694)	(101)
8	**OTHER FINANCIAL OPERATIONS**	**(60,322)**	**100**	**(199,678)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(60,322)	(100)	(199,678)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**729,911**	**100**	**736,337**	**100**
32	INCOME TAX	850,940	117	509,117	69
33	DEFERED INCOME TAX	(327,570)	(45)	42,416	6
34	WORKERS' PROFIT SHARING	206,541	28	184,804	25
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	18,665,078	22,444,536
37	NET INCOME OF THE YEAR	0	(68,166)
38	NET SALES (**)	24,799,741	31,274,442
39	OPERATION INCOME (**)	531,789	2,261,960
40	NET INCOME OF MAYORITY INTEREST(**)	(2,908,099)	(797,926)
41	NET CONSOLIDATED INCOME (**)	(2,759,169)	(139,335)

21/11/2002 29/01/1999 13.13

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(615,815)**	**(533,343)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,826,012	3,025,265
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,210,197**	**2,491,922**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,027,776)	1,134,161
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,182,421**	**3,626,083**
6	CASH FLOW FROM EXTERNAL FINANCING	(819,585)	2,742,058
7	CASH FLOW FROM INTERNAL FINANCING	0	(169,054)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(819,585)**	**2,573,004**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**22,236**	**(2,567,342)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	385,072	3,631,745
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,243,443	2,373,951
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	3,628,515	6,005,696

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,826,012**	**3,025,265**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	3,000,930	3,089,317
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	45,658	51,336
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(220,576)	(115,388)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,027,776)**	**1,134,161**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	240,316	1,337,052
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,169,311	2,005,543
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	23,603	(10,989)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(589,306)	(1,451,966)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,871,700)	(745,479)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(819,585)**	**2,742,058**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	245,997	6,486,280
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(1,065,582)	(3,744,222)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(169,054)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		66
31	(-) DIVIDENS PAID		(177,731)
32	+ PREMIUM ON SALE OF SHARES		8,611
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**22,236**	**(2,567,342)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	255	14,401
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,510,913)	(2,108,168)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(104,290)	(401,332)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	1,637,184	(72,243)

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(3.30)	%	(2.38)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(12.83)	%	(3.07)	%
3	NET INCOME TO TOTAL ASSETS (**)	(3.29)	%	(0.15)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	6.38	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(169.59)	%	(164.00)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.30	times	0.35	times
7	NET SALES TO FIXED ASSETS (**)	0.41	times	0.52	times
8	INVENTORIES ROTATION (**)	4.65	times	4.50	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	29	days	35	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.35	%	8.52	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.07	%	60.48	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.71	times	1.53	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	62.99	%	69.44	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	32.10	%	45.16	%
15	OPERATING INCOME TO INTEREST PAID	1.27	times	0.43	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.47	times	0.57	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.65	times	1.28	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.41	times	0.85	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.22	times	0.29	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	20.54	%	47.57	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	11.84	%	11.10	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(5.51)	%	5.05	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.80	times	1.80	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	106.57	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	(6.57)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(6,794.90)	%	82.11	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(4.46)	$	(1.34)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	(4.11)	$	(5.22)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	(0.13)	$	4.99
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	34.79	$	39.85
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.26
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.29 times		0.34 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		2.30 times		10.07 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

21/11/2002 13.13

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

82-4582

GRUPO MÉXICO

FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS UNLESS NOTED - US GAAP)

USGAPP (*)	THREE MONTHS ENDED: 30 SEPTEMBER 2002	30 SEPTEMBER 2001	VAR. %	NINE MONTHS ENDED: 30 SEPTEMBER 2002	30 SEPTEMBER 2001	VAR. %
NET SALES	626,839	685,541	(8.6)	1,911,641	2,241,144	(14.7)
COST OF SALES	477,237	572,337	(16.6)	1,345,540	1,787,573	(24.7)
ADMINISTRATIVE EXPENSES	32,564	32,090	1.5	91,245	93,444	(2.4)
OTHER EXPENSES NON RECURRENT	(679)	-	100.0	5,974	-	100.0
OPERATING INCOME	50,026	13,229	278.2	262,367	148,848	76.3
EBITDA	117,717	81,114	45.1	468,882	360,127	30.2
FINANCING COSTS(NET)	45,677	62,186	(26.5)	142,486	184,858	(22.9)
INCOME (LOSS) NET	(16,518)	(46,995)	64.9	27,903	(89,701)	131.1
INCOME (LOSS) PER SHARE	(0.03)	(0.07)	57.1	0.04	(0.14)	128.6

* BECAUSE OF THE NATURE OF OUR MINING BUSINESS ACTIVITIES, WHOSE SALES ARE 100% DENOMINATED IN US DOLLARS, WE HAVE PRESENTED FIGURES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES UNDER THE HEADING "APPLIES TO US GAAP" AND SUBSEQUENTLY IN ACCORDANCE WITH MEXICAN GAAP UNDER THE HEADING " APPLIES TO MEXICAN GAAP".

METALS MARKET PRICES
NINE MONTHS ENDED:

		30 SEPT. 2002	30 SEPT. 2001	VAR. %
COPPER	(US CTVS,/LB)	70.8	74.9	(5.5)
ZINC	(US CTVS,/LB)	35.4	42.0	(15.7)
SILVER	(DLLS./OZ)	4.6	4.4	4.5
GOLD	(DLLS./OZ)	305.8	268.5	13.9
MOLYBDENUM	(US. DLLS./LB.)	3.8	2.3	65.2
LEAD	(US CTVS,/LB)	20.8	21.6	(3.7)

GRUPO MEXICO (G.MEXICO) CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED ON SEPTEMBER 30, 2002, INCLUDE THE OPERATIONS OF AMERICAS MINING CORPORATION (AMC) AND INFRAESTRUCTURA Y TRANSPORTES MÉXICO (ITM) WHICH CONSOLIDATE THE RESULTS OF THE OPERATING COMPANIES: MINERA MEXICO (MM), ASARCO, SOUTHERN PERU COPPER CORPORATION (SPCC), GRUPO FERROVIARIO MEXICANO (GFM)AND FERROMEX.

APPLIES TO US GAAP:

G.MEXICO CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE FIRST NINE MONTHS ENDING SEPTEMBER 30, 2002 ARE HIGHLIGHTED BY IMPROVED EFFICIENCIES THAT

ALLOWED US TO OBTAIN SIGNIFICANT OPERATING AND ADMINISTRATIVE COST SAVINGS AT ALL OF OUR SUBSIDIARIES. THESE SAVINGS WERE THE RESULT OF VARIOUS MEASURES, INCLUDING SIGNIFICANT PERSONNEL REDUCTIONS AND THE TEMPORARY AND/OR PARTIAL SUSPENSION OF SOME OF OUR MINING OPERATIONS THAT ARE NOT PROFITABLE UNDER CURRENT METALS PRICES, AS WELL AS ADJUSTMENTS TO OUR SMELTING PLANTS AND REFINERIES IN RESPONSE TO THE PREVAILING CONDITIONS OF THE MINING INDUSTRY. THE COMBINED EFFECT OF THESE ACTIONS REDUCED COSTS AND EXPENSES IN THE THIRD QUARTER OF 2002 BY 16.6% WHEN COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, WITH TOTAL SAVINGS OF $95.1 MILLION. THE LOWER PRICES FOR THE METALS PRODUCED AND SOLD BY THE COMPANY CAUSED A DROP OF APPROXIMATELY $60.2 MILLION COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR.

AS OF SEPTEMBER 30, 2002 REDUCTIONS IN COSTS AND EXPENSES OF $442.0 MILLION REPRESENTING A 24.7% IMPROVEMENT COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. THIS DECREASE IN COSTS AND EXPENSES ALSO ALLOWED US TO MITIGATE THE EFFECT OF THE REDUCTION OF COPPER PRICES (5.4%) AND ZINC PRICES (15.7%) BY APPROXIMATELY $329.5 MILLION.

G.MEXICO CONSOLIDATED SALES FOR THE THIRD QUARTER OF 2002 REACHED $626.8 MILLION, COMPARED TO $685.5 MILLION DURING THE SAME PERIOD OF THE PREVIOUS YEAR. ACCUMULATED SALES FOR THE THIRD QUARTER OF 2002 WERE $1,911.6 MILLION, COMPARED TO $2,241.1 MILLION DURING THE SAME PERIOD OF THE PREVIOUS YEAR. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO THE LOWER METAL PRICES AND TO LOWER VOLUMES SOLD AS A RESULT OF OUR STRATEGY OF FAVORING MARGIN OVER VOLUME.

DURING THE FIRST NINE MONTHS OF THE YEAR, NON-RECURRING ADMINISTRATIVE COSTS OF $6.0 MILLION WERE INCURRED FOR RESTRUCTURING, LEGAL AND ACCOUNTING EXPENSES.

G.MEXICO'S THIRD QUARTER CONSOLIDATED OPERATING EARNINGS OF $50.0 MILLION DOLLARS REPRESENTS 8.0% OF SALES COMPARED TO 1.9% DURING THE SAME PERIOD OF THE PREVIOUS YEAR. AS OF SEPTEMBER 30 OPERATING EARNINGS FOR THE FIRST NINE MONTHS OF 2002 WERE $262.4 MILLION DOLLARS REPRESENTING 13.7% OF SALES COMPARED TO 6.6% DURING THE SAME PERIOD OF THE PREVIOUS YEAR.

THE OPERATING CASH FLOW (EBITDA) FOR THE THIRD QUARTER WAS $117.7 MILLION, REPRESENTING 18.8% OF SALES, COMPARED TO 11.8% IN THE PREVIOUS YEAR. AS OF SEPTEMBER 30, 2002, EBITDA WAS $468.9 MILLION, REPRESENTING 24.5% OF SALES COMPARED TO 16.1% DURING THE SAME PERIOD OF THE PREVIOUS YEAR.

INVESTMENTS

THE INVESTMENT PROGRAM CARRIED OUT DURING THE YEAR HAS REACHED $201.6 MILLION, OF WHICH $169.1 MILLION CORRESPONDS TO THE MINING DIVISION. THE EXPANSION OF THE TOQUEPALA CONCENTRATOR IN PERU WAS COMPLETED IN AUGUST 2002. IN ADDITION, WE CONTINUE INVESTING IN THE CANANEA OPEN PIT MINE AND HAVE REACHED ALMOST $30.7MILLION IN THE THIRD QUARTER, IN STRIPPING ORE, THAT WILL ALLOW TO ACCESS MINERAL ZONES.

FINANCING

IN CONSIDERATION OF THE PREVAILING MARKET CIRCUMSTANCES AND WITH THE PURPOSE OF ADJUSTING TO CURRENT CREDIT CONDITIONS AND OBLIGATIONS, WE ARE CURRENTLY IN THE LAST PART OF NEGOCIATIONS WITH OUR BANKS AND INVESTORS IN ORDER TO OBTAIN

CONDITIONS MORE IN ACCORDANCE WITH CURRENT NEEDS. THE TOTAL DEBT OUTSTANDING AT SEPTEMBER 30, 2002, IS $2,746.6 MILLION, WITH AVAILABLE CASH OF $343.6 MILLION AND THAT IS EQUIVALENT TO A NET DEBT OF $2,403.0 MILLION DOLLARS.

MINING DIVISION

AMERICAS MINING CORPORATION (AMC)

AMERICAS MINING CORPORATION CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002, INCLUDES THE OPERATIONS OF THE FOLLOWING COMPANIES: MINERA MEXICO (MM), ASARCO, AND SOUTHERN PERU COPPER CORPORATION (SPCC), WHICH REPRESENT OUR MINING OPERATIONS IN MEXICO, THE UNITED STATES OF AMERICA AND PERU.

AMC -FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS UNLESS NOTED - US GAAP)

FINANCIAL DATA	3 MONTHS ENDED 30 SEPT. 2002	3 MONTHS ENDED 30 SEPT. 2001	VAR %	9 MONTHS ENDED 30 SEPT. 2002	9 MONTHS ENDED 30 SEPT. 2001	VAR %
NET SALES	480,457	533,126	(9,9)	1,455,937	1,832,599	(20.6)
COST OF SALES	396,457	476,917	(16.9)	1,087,818	1,530,679	(28.9)
ADMINISTRATIVE EXPENSES	25,014	24,585	1,7	68,123	71,885	(5.2)
OTHER EXPENSES NON RECURRENT	(679)	-	100.0	5,974	-	100.0
OPERATING INCOME	13,220	(13,437)	198.3	153,855	82,848	85.7
EBITDA	59,665	31,624	88.6	294,022	230,035	27.8
FINANCING COST (NET)	44,713	60,570	(26.2)	141,234	177,640	(20.5)
NET LOSS	(35,486)	(54,274)	(34.6)	(21,610)	(122,634)	(82.4)

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

PRODUCTION SOLD		3 MONTHS ENDED 30 SEPT. 2002	3 MONTHS ENDED 30 SEPT. 2001	VAR %	9 MONTHS ENDED 30 SEPT. 2002	9 MONTHS ENDED 30 SEPT. 2001	VAR %
COPPER	TM.	232.693	267,596	(13.1)	687,561	821,732	(16.3)
ZINC	TM	33,554	49,549	(32.3)	103,069	143,721	(28.3)
SILVER	(KG)	211,784	186,781	13.4	666,775	897,100	(25.7)
GOLD	(KG)	833	910	(8.5)	2,257	5,696	(60.4)
MOLYBDENUM	(TM)	2,760	3,696	(25.3)	8,849	10,576	(16.3)
LEAD	(TM)	5,944	7,754	(23.4)	20,100	41,532	(51.6)

SALES FOR THE THIRD QUARTER OF 2002 TOTALED $480.5 MILLION DOLLARS, COMPARED TO SALES OF $533.1 MILLION DOLLARS DURING THE SAME QUARTER OF THE PREVIOUS YEAR. AS OF SEPTEMBER 30, 2002, ACCUMULATED SALES WERE $1,455.9 MILLION COMPARED TO $1,832.6 MILLION IN 2001. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO LOWER METALS PRICES.

THE THIRD QUARTER SALES VOLUMES FOR OUR MAIN METAL, COPPER, REGISTERED A REDUCTION OF 34,903 METRIC TONS, OR EQUIVALENT TO A REDUCTION OF 13.1%, AGAINST THE SAME PERIOD IN 2001. AS OF SEPTEMBER 30, 2002, COPPER ZINC AND SILVER HAVE ALSO SHOWN THE SAME TREND WITH A DECREASE OF 16.3%, 28.3% AND 25.7% RESPECTIVELY.

OPERATING EARNINGS DURING THE THIRD QUARTER OF 2002 WAS $13.2 MILLION, WHICH REPRESENTED AN INCREASE OF 198.4% COMPARED WITH THE PREVIOUS YEAR. OPERATING EARNINGS AT THE END OF SEPTEMBER 2002 WAS $153.8 MILLION, AN INCREASE OF 85.7% COMPARED WITH THE SAME PERIOD OF THE PREVIOUS YEAR, DUE TO A SIGNIFICANT REDUCTION IN COSTS OF PRODUCTION.

EBITDA FOR THE THIRD QUARTER OF 2002 WAS $59.7 MILLION, REPRESENTING AN INCREASE OF 88.6% COMPARED TO THE $31.6 MILLION GENERATED IN THE SAME PERIOD OF 2001. EBITDA FOR THE FIRST NINE MONTHS OF 2002 IS $294.0 MILLION DOLLARS, 27.8% HIGHER THAN TO THE SAME PERIOD OF THE PREVIOUS YEAR.

NET FINANCING COSTS IN THE THIRD QUARTER OF 2002 WERE $44.7 MILLION, LOWER BY 26.2% THAN THE $60.6 MILLION REGISTERED IN THE SAME PERIOD OF 2001. NET FINANCING COSTS FOR THE FIRST NINE MONTHS OF 2002 IS $141.2 MILLION DOLLARS, 20.5% LOWER THAN TO THE SAME PERIOD OF THE PREVIOUS YEAR OF $177.6 MILLION, DUE BASICALLY TO THE REDUCTION OF A BANK LOAN IN SPCC.

DURING THE FIRST QUARTER OF 2002, SPCC REPORTED AN EXTRAORDINARY ITEM OF $9.2 MILLION NET OF TAXES PAID TO THE INVESTORS OF SPCC'S SECURED EXPORT NOTES PROGRAM.

THE NET LOSS FOR THE THIRD QUARTER OF 2002 WAS $35.5 MILLION, WHICH REPRESENTS A REDUCTION OF 34.6% WITH RESPECT TO THE SAME PERIOD OF 2001. THE ACCUMULATED

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

NET LOSS AT SEPTEMBER 30, 2002 WAS $21.6 MILLION DOLLARS 82.4% LOWER, WITH RESPECT TO THE $122.6 MILLION NET LOSS AFTER TAXES FOR THE SAME PERIOD OF 2001.

APPLIES TO MEXICAN GAAP:

GRUPO MÉXICO - FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF MEXICAN PESOS UNLESS NOTED - MEXICAN GAAP)

FINANCIAL DATA	3 MONTHS ENDED 30 SEPT. 2002	3 MONTHS ENDED 30 SEPT. 2001	VAR %	9 MONTHS ENDED 30 SEPT. 2002	9 MONTHS ENDED 30 SEPT. 2001	VAR %
NET SALES	6,340,919	6,786,644	(6.6)	18,665,079	22,444,537	(16.8)
COST OF SALES	4,791,055	5,677,388	(15.6)	13,017,660	17,771,029	(26.8)
ADMINISTRATIVE EXPENSES	316,441	305,556	3.6	856,930	903,106	(5.1)
OTHER NON RECURRENT EXPENSES	(6,790)	-	100.0	55,002	-	100.0
OPERATING INCOME	273,266	(138,837)	296.8	1,890,241	871,493	116.9
EBITDA	1,240,213	803,700	54.3	4,735,487	3,770,402	25.6
FINANCING COST (NET)	459,974	610,100	(24.6)	1,380,911	1,828,193	(24.5)
(LOSS) INCOME IN EXCHANGE LOSSES (NET)	190,423	723,894	(73.7)	1,489,456	(89,658)	1,761.3
(LOSS) INCOME NET	(246,956)	(1,411,532)	(82.5)	(1,054,192)	(804,338)	31.1
(LOSS) INCOME PER SHARE	(0.38)	(2.17)	(82.5)	(1.62)	(1.23)	31.1

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

METALS MARKET PRICES
NINE MONTHS ENDED:

		30 SEPT. 2002	30 SEPT. 2001	VAR. %
COPPER	(US CTVS,/LB)	70.8	74.9	(5.5)
ZINC	(US CTVS,/LB)	35.4	42.0	(15.7)
SILVER	(DLLS./OZ)	4.6	4.4	4.5
GOLD	(DLLS./OZ)	305.8	268.5	13.9
MOLYBDENUM	(US. DLLS./LB.)	3.8	2.3	65.2
LEAD	(US CTVS,/LB)	20.8	21.6	(3.7)

G.MEXICO CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE FOR THE NINE MONTHS ENDING ON SEPTEMBER 30, 2002 ARE HIGHLIGHTED BY IMPROVED EFFICIENCIES THAT ALLOWED US TO OBTAIN SIGNIFICANT OPERATING AND ADMINISTRATIVE COST SAVINGS AT ALL OF OUR SUBSIDIARIES. THESE SAVINGS WERE THE RESULT OF VARIOUS MEASURES TAKEN LAST YEAR, INCLUDING SIGNIFICANT PERSONNEL REDUCTIONS, THE SUSPENSION OF SOME OF OUR MINING OPERATIONS DUE TO LOW METAL PRICES, AND ADJUSTMENTS TO OUR SMELTING PLANTS AND REFINERIES IN RESPONSE TO THE CURRENT CONDITIONS OF THE MINING INDUSTRY. IN ADDITION, THE COMPANY REDUCED ITS PURCHASES OF ORES FROM THIRD PARTIES, WHICH DID NOT REFLECT MARGINS FOR G.MÉXICO MINING COMPANIES, AS A RESULT OF THE POOR MARKET CONDITIONS. THE COMBINED EFFECT OF THESE ACTIONS REDUCED COSTS AND EXPENSES IN THE THIRD QUARTER OF 2002 BY 15.6% WHEN COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, WITH TOTAL SAVINGS OF $886.3 MILLION PESOS. THE PREVIOUS ACTIONS ALLOWED US TO MITIGATE IN THIS QUARTER THE EFFECT IN THE RESULTS OF THE REDUCTION OF COPPER PRICES (5.5%) AND ZINC PRICES (15.7%), BY AN AMOUNT OF APPROXIMATELY $678.5 MILLION PESOS, COMPARED TO PRICES LARS IN COMPARISON WITH THE SAME PERIOD OF THE PREVIOUS YEAR. AT SEPTEMBER 30, 2002 THE REDUCTION IN COST OF $4,753.4 MILLION PESOS REPRESENTED 26.8% COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR.

G.MEXICO CONSOLIDATED SALES FOR THE THIRD QUARTER OF 2002 AMOUNTED TO $6,341.0 MILLION PESOS, COMPARED TO $6,786.6 MILLION PESOS AS THE SAME PERIOD OF 2001. AS OF SEPTEMBER 30, 2002 ACCUMULATED SALES WERE $18,665.1 MILLION, COMPARED TO $22,444.5 MILLION FOR THE SAME PERIOD OF 2001. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO THE LOWER METAL PRICES AND TO LOWER VOLUMES SOLD.

DURING THE FIRST NINE MONTHS OF 2002 WE REPORTED NON-RECURRING EXPENSES FOR $55.0 MILLION PESOS ORIGINATED IN RESTRUCTURING, LEGAL AND ACCOUNTING EXPENSES.

G.MEXICO'S THIRD QUARTER CONSOLIDATED OPERATING EARNINGS WAS $273.2 MILLION PESOS COMPARED TO OPERATIONAL LOSS OF $138.8 MILLION PESOS DURING THE SAME PERIOD OF THE PREVIOUS YEAR. AT SEPTEMBER 30, 2002 OPERATING EARNINGS WERE $871.5 MILLION PESOS REPRESENTED 10.1% OF SALES COMPARED TO 3.9% DURING THE SAME PERIOD OF THE PREVIOUS YEAR.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

THE OPERATING CASH FLOW (EBITDA) FOR THE THIRD QUARTER WAS $1,240.2 MILLION PESOS, REPRESENTING 19.6% OF SALES, COMPARED TO 11.8% THE PREVIOUS YEAR'S QUARTER, AND AS OF SEPTEMBER 30, 2002 WAS $4,735.5 MILLION PESOS REPRESENTING 25.4% OF SALES COMPARED TO 16.8% DURING THE SAME PERIOD OF THE PREVIOUS YEAR.

WITH RESPECT TO THE CONSOLIDATED FINANCIAL COST, BASED IN MEXICAN GAAP, THIS REPRESENTS A NET COST OF $1,753.6 MILLION PESOS AS OF SEPTEMBER 30, 2002, DUE BASICALLY TO A THE FINANCIAL DEBT COST OF $1,380.9 MILLION PESOS, FOR THE MONETARY POSITION PROFIT OF $1,044.4 MILLION PESOS, A PROFIT IN DERIVATIVES FOR $72.4 MILLION, AND A LOSS IN FOREIGN EXCHANGE DUE BASICALLY TO THE APPRECIATION OF THE MEXICAN PESO AGAINST THE DOLLAR FOR $1,489.5 MILLION PESOS.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

+ NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

A) CONSOLIDATION BASIS.

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE RESULTS FOR GRUPO MEXICO, S.A. DE C.V., (THE CONTROLING COMPANY) AS WELL AS THOSE OF ITS SUBSIDIARY COMPANIES, AMERICAS MINING CORPORATION 100%; GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.99.99%; INFRAESTRCTURA Y TRANSPORTES MEXICO, S.A. DE C.V. 99.99%; (THE FIRST THREE, SUBCONTROLLING COMPANIES) WICH ALSO CONSOLIDATED THEIR FINANCIAL STATEMENTS WITH THOSE OF THEIR SUBSIDIARIES, MENTIONED AS FOLLOWS:

	DOMICILED IN	PERCENTAGE OF PARTICIPATION
AMERICAS MINING CORPORATION, INC. ("AMC")	(USA)	
MINERA MEXICO, S.A. DE C.V. ("MM")	(MEXICO)	99.81%
GRUPO MINERO MEXICO, S.A. DE C.V. ("G.M.M.")	MEXICO	98.90%
-MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES ("MEXCOBRE")	MEXICO	96.43%
-INDUSTRIAL MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES ("IMMSA")	MEXICO	100.00%
-MINERALES METALICOS DEL NORTE, S.A. ("MIMENOSA")	MEXICO	100.00%
-SERVICIOS DE APOYO ADMINISTRATIVO, S.A. DE C.V. ("SAASA")	MEXICO	100.00%
-MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES ("MEXCANANEA")	MEXICO	98.49%
-MEXICO COMPAÑIA INMOBILIARIA, S.A. ("MEXCI")	MEXICO	100.00%
-MINERALES Y MINAS MEXICANAS, S.A. DE C.V. ("M.M.M.")	MEXICO	100.00%
-WESTERN COPPER SUPPLIES, INC. ("W.C.S.")	USA	100.00%
-MINERA MÉXICO INTERNACIONAL, INC. ("M.M.I.")	USA	100.00%
-MEXICANA DEL ARCO, S.A. DE C.V. ("MEXARCO")	MEXICO	100.00%
AMERICAS SALES COMPANY INC.	(USA)	100.00%
EXPLORACIONES MINERAS DEL PERU	(USA)	100.00%
ASARCO INCORPORATED ("ASARCO")	(USA)	100.00%
-AIR RESOURCES CORPORATION	USA	100.00%

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

-AR MEXICAN EXPLORATIONS INC. AND SUBSIDIARIES	USA	100.00%
-AR MONTANA CORPORATION AND SUBSIDIARIES	USA	100.00%
-AR SILVER BELL, INC. AND SUBSIDIARIES	USA	75.00%
-ASARCO ARIZONA, INC.	USA	100.00%
-ASARCO EXPLORATION COMPANY, INC. AND SUBSIDIARIES	USA	100.00%
-ASARCO EXPLORATION COMPANY OF CANADA, LIMITED	CANADA	100.00%
-ASARCO INTERNATIONAL CORPORATION	USA	100.00%
-ASARCO INTERNATIONAL CORP. FSC	VIRGIN ISLANDS	100.00%
-ASARCO OIL AND GAS COMPANY, INC.	USA	100.00%
-ASARCO PERUVIAN EXPLORATION COMPANY	USA	100.00%
-ASARCO SANTA CRUZ, INC. AND SUBSIDIARIES	USA	100.00%
-BRIDGEVIEW MANAGEMENT COMPANY, INC.	USA	100.00%
-COMPAÑIA MINERA ASARCO, S.A.	CHILE	100.00%
-DOMESTIC REALTY COMPANY, INC.	USA	100.00%
-ENCYCLE, INC.	USA	100.00%
-HYDROMETRICS, INC. AND SUBSIDIARIES	USA	100.00%
-ENCYCLE/TEXAS, INC.	USA	100.00%
-FEDERATED METALS CANADA LIMITED	CANADA	100.00%
-FEDERATED METALS CORPORATION	USA	100.00%
-GEOMINERALS INSURANCE COMPANY, LTD.	BERMUDA	100.00%
-LAC D'AMIANTE DU QUEBEC, LTEE AND SUBSIDIARIES	USA	100.00%
-MINING DEVELOPMENT COMPANY AND SUBSIDIARIES	USA	100.00%
-MINTO EXPLORATIONS LTD	CANADA	55.77%
-MISSION EXPLORATION COMPANY AND SUBSIDIARIES	USA	100.00%
-NCBR, INC.	USA	100.00%
-NORTHERN PERU MINING CORPORATION	USA	100.00%
-SOUTHERN PERU HOLDING CORPORATION	USA	100.00%
-SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES (SPCC)	USA	54.42%
-THE INTERNATIONAL METAL COMPANY	USA	100.00%
-TULIPAN COMPANY, INC.	USA	63.00%
INFRAESTRUCTURA Y TRANSPORTES MEXICO, S.A. DE C.V.("ITM")	MEXICO	
LINEAS FERROVIARIAS DE MEXICO, S.A. DE C.V.("LFM")	MEXICO	99.98%
TEXAS PACIFICO LP. INC.	EUA	100.00%
TEXAS PACIFICO GP. LLC.	EUA	100.00%
TEXAS PACIFICO TRANSPORTATION LTD	EUA	99.00%
GRUPO FERROVIARIO MEXICANO, S.A. DE C.V. ("G.F.M.")	MEXICO	74.00%
FERROCARRIL MEXICANO, S.A. DE C.V. ("FERROMEX")	MEXICO	100.00%
GFM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V. ("G.F.M.S.A.")	MEXICO	100.00%
INTERMODAL MEXICO, S.A. DE C.V.	MEXICO	99.83%
GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V. ("GMMI")	MEXICO	
CONTROLADORA MINERA MEXICO, S.A. DE C.V.("CMM")	MEXICO	100.00%
AMERICAS MINING CORPORATION ("AMC")	USA	39.62%

FINANCIAL STATEMENT NOTES (1)

B) BASIS FOR THE DETERMINATION OF FIGURES, FOR COMPARABILITY EFFECTS OF THE FINANCIAL STATEMENTS.

IN ACCORDANCE TO THE DECREED IN THE THIRD OF ADEQUACY TO BULLETIN B-10 THE REEXPRESION OF THE ENTRIES WAS PERFORMED OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR AS WELL AS THE PRESENT PERIOD TO PESOS OF PURCHASING POWER OF SEPTEMBER 30, 2002, FOR COMPARISON PURPOSES.

C) TEMPORARY INVESTMENT APPRAISAL.

THE INVESTMENTS IN LIQUID ASSETS ARE FOUND REPRESENTED MAINLY BY INVESTMENT FUNDS IN SHARES OF MEXICAN AND FOREIGN COMPANIES, CETES AND SHORT TERM BANK DEPOSITS, VALUED AT THEIR MARKET VALUE.

D) APPRAISAL OF RIGHTS AND OBLIGATIONS IN FOREIGN CURRENCY.

THE TRANSACTIONS IN FOREIGN CURRENCY, ARE REGISTERED AT THE EXCHANGE RATE ON THE DATE OF OPERATION, ASSETS AND LIABILITIES IN FOREIGN CURRENCY AT THE CLO- SING OF THE EXERCISE, ARE ADJUSTED TO THE EXCHANGE RATE TO THAT DATE, AFFECTING THE RESULTS OF THE EXERCISE AS PART OF THE FINANCIAL COST. THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE U.S. DOLLAR WAS 10.1667

E) INVENTORIES AND SALES COST APPRAISAL.

AT THE CLOSING OF THE EXCERCISE, INVENTORIES OF THE PRINCIPAL METALS ARE APPRAISED AT THE ONGOING PRICES OF THE INTERNATIONAL METALS MARKET, MINUS THE UPDATED COST OF THE PENDING TREATMENT AND ACCORDING TO THE PROCESS STAGE OF PRODUCTION AND REFINING IN WHICH THEY ARE FOUND. THE OTHER INVENTORY CONCEPTS ARE APPRAISED AT ACTUAL PURCHASING OR PRODUCTION COSTS. THE REST OF THE VALUES DO NOT EXCEED THE NET VALUE OF LIQUIDATION.

F) REAL ESTATE, MACHINERY AND EQUIPMENT APPRAISAL.

AT THE 3RD. QUARTER OF 2002, PROPERTIES AND EQUIPMENT WERE ACTUALIZED APPLY- ING THE METHOD OF CHANGES IN THE GENERAL PRICE LEVEL IN ACCORDANCE TO AS WELL AS LINEAMENTS APPROVED IN THE FINAL TEXT OF THE FIFTH DOCUMENT OF ADEQUATIONS TO BULLETIN B-10 OF THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

G) DEPRECIATION RESOLUTION.

DEPRECIATION AND AMORTIZATION ARE CALCULATED BY THE DIRECT LINE METHOD CONSIDERING THE UPDATED VALUE BY THE ADJUSTMENT METHOD FOR CHANGES IN THE GENERAL PRICE LEVEL AND THE REMAINING USEFUL LIFE.

(H) CAPITAL.

THE ACCUMULATED AND CONTRIBUTED CAPITAL AS WELL AS THE NON-MONETARY ENTRIES, ARE MADE EFFECTIVE WITH A FACTOR DERIVED FROM THE NATIONAL CONSUMERS PRICE INDEX (INPC), FROM THE DATE CONTRIBUTION OR GENERATION.

(MONTHLY HISTORICAL AND UPDATED NET RESULT)

(RESULTADO NETO MENSUAL HISTORICO Y ACTUALIZADO)

		NET HISTORICAL RESULT ACCUMULATED	MONTH	INDEX AT CLOSING	OF ORIGIN	MONTHLY UPDATE NET RESULT OF THE EXERCISE (THOUSAND OF PESOS)
OCTOBER	2001	158,998	158,998	101.190	96.854	166,105
NOVEMBER	2001	(3,639)	(162,637)	101.190	97.219	(169,273)
DECEMBER	2001	(1,775,910)	(1,772,271)	101.190	97.354	(1,842,098)
JANUARY	2002	(1,666,556)	109,354	101.190	98.253	112,613
FEBRUARY	2002	(1,537,542)	129,014	101.190	98.189	132,949
MARCH	2002	(1,448,175)	89,367	101.190	98.692	91,628
APRIL	2002	(1,745,012)	(296,837)	101.190	99.231	(302,685)
MAY	2002	(2,084,886)	(339,874)	101.190	99.432	(345,856)
JUNE	2002	(2,569,643)	(484,757)	101.190	99.917	(490,913)
JULY	2002	(2,417,134)	152,509	101.190	100.204	154,004
AUGUST	2002	(2,894,738)	(477,604)	101.190	100.585	(480,470)
SEPTEMBER	2002	(2,828,841)	65,897	101.190	101.190	65,897
NET RESULTS, FOR THE LAST TWELVE MONTHS						(2,908,099)

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

OCTOBER	2000	(637,666)	(637,666)	101.190	91.467	(705,386)
NOVEMBER	2000	(328,471)	309,195	101.190	92.249	339,156
DECEMBER	2000	(12,794)	315,677	101.190	93.248	342,541
JANUARY	2001	(244,465)	(231,671)	101.190	93.765	(249,996)
FEBRUARY	2001	(539,186)	(294,721)	101.190	93.703	(318,269)
MARCH	2001	(230,051)	309,135	101.190	94.296	331,733
APRIL	2001	(500,303)	(270,252)	101.190	94.772	(288,548)
MAY	2001	(529,758)	(29,455)	101.190	94.989	(31,375)
JUNE	2001	555,040	1,084,798	101.190	95.214	1,152,815
JULY	2001	119,693	(435,347)	101.190	94.967	(463,862)
AUGUST	2001	(205,037)	(324,730)	101.090	95.529	(343,954)
SEPTEMBER	2001	(741,274)	(536,237)	101.190	96.419	(562,781)

NET RESULTS, FOR THE LAST TWELVE MONTHS (797,926)

*BOARD OF DIRECTORS

DURATION FROM APRIL 30, 2002 TO APRIL 30, 2003 OR UNTIL FURTHER NOTICE.

MARKET VALUE OF EACH SHARE
LAST MADE 10.24 13.49

OBSERVATIONS TO ANNEX 3.

PARTICIPATION PERCENTAGE IS INCLUDED BETWEEN SUBSIDIARIES WITH LESS THAN 51%.

OBSERVATIONS TO ANNEX 4.

IN OTHER ASSETS, RAILROAD CONCESSION TITLES ARE INCLUDED, FOR A NET AMOUNT OF $ 1,782,772

BASIS FOR FOREIGN SUBSIDIARY FINANCIAL STATEMENT COVERSION.

IN LINE WITH "BULLETIN B-15", FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT INTEGRATED TO DOMESTIC COMPANIES, ARE ADJUSTED IN ACCORDANCE WITH GAAP USING THE INFLATION OF THE SPECIFIC COUNTRY THEY OPERATE IN AND ARE THEN CONVERTED BY THE END OF PERIOD EXCHANGE RATE.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES WHOSE OPERATIONS ARE INTEGRATED TO DOMESTIC OPERATIONS ARE ADJUSTED IN ACCORDANCE WITH GAAP AND ARE CONVERTED AT THE END OF PERIOD EXCHANGE RATE FOR MONETARY ITEMS AND/OR WHEN THE TRANSACTIONS WERE EXECUTED THAT GENERATE NONE MONETARY ASSETS AS WELL AS THE CAPITAL AND RESULTING NUMBERS, ARE ADJUSTED BY THE NATIONAL CONSUMER PRICE INDEX (INPC).

FINANCIAL STATEMENTS OF OUR PRINCIPAL FOREIGN SUBSIDIARIES DOMICILED IN THE UNITED STATES WITH OPERATIONS MAINLY IN THE UNITED STATES OR PERU ARE GENERATED IN US DOLLARS AND ACCOUNTED FOR IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (US GAAP).

BULLETIN C-2
IN 2001 BULLETIN C-2 "FINANCIAL INSTRUMENTS", WENT INTO EFFECT THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS AND REQUIRES RECOGNITION OF ALL CONTRACTED FINANCIAL INSTRUMENTS ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, AFFECTING THE RESULTS OF THE PERIOD FOR ANY VALUATION ADJUSTMENTS OF SUCH INSTRUMENTS.

1) CASH IN TREASURY

AS RESULT CERTAIN EVENTS OF DEFAULT IN FINANCIAL CONDITIONS OF ACCORDANCE WITH THE SENIOR SECURED EXPORT NOTES AGREEMENT OF OURS SUBSIDIARY GRUPO MINERO MÉXICO (GMM) & SUBSIDIARIES THE BANK AGENT HAS BEEN WITHHELD THE COLLECTION RELATED TO EXPORT SALES DEPOSITED IN THE COLLATERAL ACCOUNT AND THEY HAS BEEN LIBERATED SOME COLLECTION THAT THE OPERATOR SUBSIDIARIES (GMM) HAS BEEN APPLIED TO THE OPERATION NECESSITY AND PAYMENT OF INTEREST AND CAPITAL AMORTIZATION AND PARCIAL PREPAYING OF $ 30 MILLIONS DOLLARS OF REFERRING CREDIT.

AT DE SEPTEMBER 30, 2002 IN THE COLLATERAL ACCOUNT HAS WITHHELD $ 74.4 MILLION OF DOLLAR AND THE COMPANY WAITING FOR TOTAL LIBERATION WHEN FINISH ALL FINANCIAL RESTRUCTURING OF GMM.

2) DEPOSIT QUARANTEE FOR U.S. 18.8 THOUSANDS DOLLARS.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 AMERICAS MINING CORPORATION .	PROM.ORG. INDUSTRIAL SOC.	640	60.38	8,357,758	9,657,176
3 GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.	PROM. ORG. INDUSTRIAL SOC.	630,212,950	99.99	7,421,957	6,337,053
4 INFRAESTRUC. Y TRANSP. MEXICO, S.A. DE C.V.	TRANSPORTATION SERV.	633,750,710	99.99	5,984,113	6,956,293
TOTAL INVESTMENT IN SUBSIDIARIES				**21,763,828**	**22,950,522**
ASSOCIATEDS					
1 NEPTUNE MINING COMPANY	MINING	10,459	82.50	257	1,014
2 COPPER BASIN RAILWAY, INC.	TRANSPORTATION SERV.	1,800	45.00	3,123	24,024
3 MEXICO CONSTRUCTORA INDUSTRIAL, S.A. DE C.V.		491,800	49.18	537	537
4 PROVEEDORA MINERA DE ARTICULOS DE CONSUMO, S.C.		5	51.47	4,059	4,059
5 PREPARACION DE TERRENOS PARA LABRANZA, S.C.		3	98.00	2	2
6 TERM. FERROV. DEL VALLE DE MEXICO, S.A.DE C.V.		5,364,210	25.00	63,308	99,418
7 SOC. DE TRANSP. MINEROS SECCION V, S.C.		1	51.02	1,276	1,276
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**72,562**	**130,330**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**23,080,852**

NOTES

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: 3 YEAR: **2002**

GRUPO MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	17,224,979	1,926,548	15,298,431	10,795,714	4,712,687	21,381,458
MACHINERY	25,223,252	8,720,483	16,502,769	30,380,681	14,705,461	32,177,989
TRANSPORT EQUIPMENT	299,663	220,773	78,890	400,713	225,482	254,121
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	213,523	166,902	46,621	123,232	41,135	128,718
OTHER	2,107,476	570,268	1,537,208	1,512,443	64,809	2,984,842
DEPRECIABLES TOTAL	**45,068,893**	**11,604,974**	**33,463,919**	**43,212,783**	**19,749,574**	**56,927,128**
NOT DEPRECIATION ASSETS						
GROUNDS	724,588	0	724,588	1,043,250	0	1,767,838
CONSTRUCTIONS IN PROCESS	1,478,297	0	1,478,297	175,293	0	1,653,590
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**2,202,885**	**0**	**2,202,885**	**1,218,543**	**0**	**3,421,428**
TOTAL	**47,271,778**	**11,604,974**	**35,666,804**	**44,431,326**	**19,749,574**	**60,348,556**

STOCK EXCHANGE CODE: GMEXICO
GRUPO MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE COMERCIO E	15/12/2002	6.79	0	0	0	508,335	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
PROGRAMA DE BURSAT ING BARIN	28/10/2006	8.29	0	0	0	0	0	0	0	0	0	34,919	336,267	1,939,494	1,293,001	1,217,030
CHASE SECURITIES REVOLVING C	12/11/2002	0.00	0	0	0	0	0	0	0	0	0	4,495,400	0	0	0	0
COLOCACION DE BONOS ING BARI	01/04/2008	8.97	0	0	0	0	0	0	0	0	0	0	0	0	0	4,486,006
CSFB CORPORATE DEBENTURES	15/04/2013	7.69	0	0	0	0	0	0	0	0	0	1,000,078	0	0	0	1,971,557
LARGO PLAZO BANK OF AMERICA	30/10/2002	4.82	0	0	0	0	0	0	0	0	0	980,982	622,923	315,385	0	0
NOVA SCOTIA BANK	04/09/2004	6.36	0	0	0	0	0	0	0	0	0	0	0	0	1,016,670	0
CAPITAL LEASE OBLIGATION MIT	15/04/2013	3.28	0	0	0	0	0	0	0	0	0	0	0	0	0	1,015,460
BANCO DEL CREDITO DEL PERU B	15/12/2013	6.73	0	0	0	0	0	0	0	0	0	0	0	0	2,023,265	0
EXIMBANK BANK OF AMERICA	25/08/2009	2.61	0	0	0	0	0	0	0	0	0	81,157	40,552	81,130	81,130	284,130
GILA COUNTY INSTALLMENT BON	01/01/2027	5.55	0	0	0	0	0	0	0	0	0	0	0	0	0	605,945
LEWIS & CLARK COUNTY ENV BO	01/01/2033	5.73	0	0	0	0	0	0	0	0	0	0	0	0	0	579,553
BANAMEX	09/11/2007	5.65	0	0	0	0	0	0	0	508,335	0	0	0	0	0	0
REFACCIONARIO EXPORT DEVELOP	15/06/2003	0.00	0	0	0	0	0	0	0	0	0	194,962	145,740	61,692	0	0
NUECES RIVER EVN BOND	01/04/2018	5.60	0	0	0	0	0	0	0	0	0	0	0	0	0	429,601
CREDIT AGRICOLE INDOSUEZ	05/01/2003	5.76	0	0	0	0	0	0	0	0	0	305,001	0	0	0	0
REFACCIONARIO SOCIETE GENERA	15/12/2004	0.00	0	0	0	0	0	0	0	0	0	227,232	31,019	31,019	0	0
IXE BANK	19/11/2002	7.36	0	0	0	0	0	0	0	0	0	71,167	0	0	0	0
CAPITAL LEASE AT & T, HYDROM	01/01/2006	9.60	0	0	0	0	0	0	0	0	0	7,920	8,286	12,241	4,636	3,660
DRESDNER BANK	15/09/2005	0.00	0	0	0	0	0	0	0	0	0	326,542	0	0	99,932	0
PAGARES TRAFIGURA		5.20	0	0	0	0	0	0	0	0	0	4,636	0	0	0	0
INTERESES			0	0	0	0	0	0	0	0	0	463,499	0	0	0	0
TOTAL BANKS			0	0	0	508,335	0	0	0	508,335	0	8,193,495	1,184,787	2,440,961	4,518,634	10,592,942

82-4582

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
VARIOS			0	0	0	1,252,483	0	0	0	0	0	2,922,462	0	0	0	0
TOTAL SUPPLIERS			0	0	0	1,252,483	0	0	0	0	0	2,922,462	0	0	0	0

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS CREDITOS	30/12/1899		2,030,396	0	0	0	0	0	0	0	0	1,043,549	128,062	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			2,030,396	0	0	0	0	0	0	0	0	1,043,549	128,062	0	0	0
			2,030,396	0	0	1,760,818	0	0	0	508,335	0	12,159,506	1,312,849	2,440,961	4,518,634	10,592,942

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WAS 10.1667
1) CHASE SECURITIES REVOLVING CREDIT AGREEMENTS RATE OF INTEREST LIBOR + 3.25
2) REFACCIONARIO EXPORT DEVELOPMENT CO. RATE OF INTEREST LIBOR + 0.750
3) REFACCIONARIO SOCIETE GENERALE NY RATE DE INTEREST LIBOR + 0.250
4) DRESDNER BANK RATE OF INTEREST LIBOR + 2.0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2002**

GRUPO MEXICO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	270,930	2,558,212	0	0	2,558,212
OTHER	40,302	376,668	0	0	376,668
TOTAL	**311,232**	**2,934,880**			**2,934,880**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	85,012	805,536	313	3,015	808,551
INVESTMENTS	4,384	41,570	0	0	41,570
OTHER	178,559	1,703,521	0	0	1,703,521
TOTAL	**267,955**	**2,550,627**	**313**	**3,015**	**2,553,642**
NET BALANCE	**43,277**	**384,253**	**(313)**	**(3,015)**	**381,238**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,760,432**	**38,225,434**	0	0	**38,225,434**
LIABILITIES POSITION	**3,274,814**	**33,294,045**			**33,294,045**
SHORT TERM LIABILITIES POSITION	1,369,208	13,920,324	0	0	13,920,324
LONG TERM LIABILITIES POSITION	1,905,606	19,373,721	0	0	19,373,721
NET BALANCE	**485,618**	**4,931,389**			**4,931,389**

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WAS 10.1667

21/11/2002 13.14

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	18,895,413	41,764,971	22,869,557	1.00	210,400
FEBRUARY	19,719,466	42,181,339	22,461,873	0.00	(2,224)
MARCH	20,290,817	42,335,476	22,044,659	1.00	112,428
APRIL	20,842,327	43,311,896	22,469,569	1.00	121,336
MAY	21,773,702	44,903,834	23,130,132	0.00	46,260
JUNE	23,140,912	47,914,501	24,773,589	0.00	118,913
JULY	23,935,605	49,116,552	25,180,947	0.00	73,025
AUGUST	24,254,630	49,156,719	24,902,089	0.00	94,628
SEPTEMBER	24,998,909	50,185,495	25,186,586	1.00	151,120
ACTUALIZATION:	0	0	0	0.00	19,520
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	393,201
OTHER	0	0	0	0.00	(294,231)
TOTAL					**1,044,376**

21/11/2002 13.14

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ASARCO, INC.		0	0
MISSION-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	35
RAY-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	72
CUAJONE-PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	31,581,000	94
TOQUEPALA - PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	16,480,200	100
REFINERY AMARILLO TEXAS	COPPER IN ELECTROLITIC CATHODE	500,000	39
.	COPPER WIRE ROD	245,000	74
.	COPPER CAKES	130,000	39
HAIDEN, ARIZONA	SMELTING OF COPPER	200,000	87
SX/EW RAY, ARIZONA	COPPER IN ELECTROLITIC CATHODE	46,300	90
SX/EW SILVER BELL, ARIZONA	COPPER IN ELECTROLITIC CATHODE	20,000	99
SMELTER ILO, PERU	SMELTING OF COPPER	300,000	100
REFINERY ILO, PERU	COPPER CATHODES	246,000	100
SX/EW TOQUEPALA, PERU	COPPER IN ELECTROLITIC CATHODE	56,250	96
RAY, ARIZONA	SULPHURIC ACID PRODUCTION	650,000	77
AMARILLO, TEXAS	NICKEL METAL PRODUCTION	710	22
EAST HELENA, MONTANA	LEAD BULLION PRODUCTION	72,000	0
.		0	0
TENNESSEE MINES DIVISION	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF ZINC	2,500,000	0
REFINERY AMARILLO, TEXAS	ANODE SLIMES PROCESSING	2,582	45
.	REFINED SILVER	1,991	27
.	REFINED GOLD*	11,200	21
PRECIOUS METALS PLANT, PERU	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	365	82
MOLY CUAJONE PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	730,000	88
MOLY TOQUEPALA PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	438,000	98
ACID PLANT, PERU	ACID PRODUCTION	330,000	100
GLOBE, OHA. NEBRASKA PLANT	LITHARGE PRODUCTION	635	67
.	BISMUTH OXIDE	19	100
.	BISMUTH ALLOY	86	33
.	TEST LEAD	17	60
ENCYCLE PLANT	NICKEL PRODUCTION	544	6
MEXICANA DE COBRE		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	0	0
.	AND MOLYBDENUM	31,500,000	72
SMELTING	COPPER SMELTER	360,000	69
COAL PLANT	EXTRACCTON OF HYDRATED LIME	122,400	74

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PAGE 2
CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MOLYBDENUM PLANT	PRODUCTION OF MOLYBDENUM CONC.	720,000	100
SULPHURIC ACID PLANT	SULPHURIC ACID PRODUCTION	1,565,520	47
SX/EW PLANT	COPPER IN ELECTROLITIC CATHODE	21,900	83
REFINERY	COPPER IN ELECTROLITIC CATHODE	300,000	67
WIRE ROD PLANT	PRODUCTION COPPER WIRE ROD	150,000	67
PRECIOUS METALS PLANT	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	2,800	44
INDUSTRIAL MINERA MEXICO		0	0
S.A. DE C.V.		0	0
SAN LUIS PLANT	SMELTING OF:	0	0
.	COPPER CONC. AND MINERALS	230,000	48
.	ARSENIC	6,000	33
ELECTROLITIC ZIN REFINERY		0	0
.	REFINING OF.	0	0
.	ZINC	100,000	96
.	CADMIUM	600	100
.	PRODUCTION OF:	0	0
.	SULPHURIC ACID	175,000	100
NUEVA ROSITA PLANT	PROD. COKE BY PRODUCTS	120,000	72
CHARCAS UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,476,000	94
TAXCO UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,079,100	42
SAN MARTIN UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	2,230,400	56
PASTA DE CONCHOS UNIT	MINING AND PRODUCTION OF COAL	1,068,000	100
MINERALES METALICOS DEL NORTE		0	0
S.A.		0	0
SANTA BARBARA UNIT	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF LEAD, COPPER AND	1,574,400	100
.	ZINC CONCENTRATES	0	0
MEXICANA DE CANANEA		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION OF COPPER AND ORE	0	0
.	BENEFIT	24,500,000	80
LIXIVIATION PLANTS	COPPER CATHODES	55,780	88

21/11/2002 13.14

NOTES

(1) VOLUME IN THOUSANDS OF KILOGRAMS.
* VOLUME IN KILOGRAMS.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **3** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
		COPPER CONCENTRAT	TRAFIGURA A.G.	NO	1.00
		BLISTER COPPER	TRAFIGURA NOVARCO	NO	1.00
DIESEL AND LUBRICANT	PETROLEOS MEXICANOS			NO	3.00
REFACTIONS	GIMCO, S.A. DE C.V.			NO	2.00
		ANODES COPPER	CHEMETCO	NO	6.00
	OTHERS			NO	

NOTES

21/11/2002 13.14

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD	2,947	15,577	617	57,367	3.00	IMM MONTERREY	MET. PRECIOSOS DE MONTERREY
						IMM MONTERREY	GRUPO SAN MIGUEL
SILVER	778,911	83,289	214,729	308,604		IMM MONTERREY	MET. PRECIOSOS DE MONTERREY
						IMM MONTERREY	GRUPO SAN MIGUEL
LEAD	13,667	88,432	19,521	85,016	34.00		MET-MEX PEÑOLES
ZINC	71,716	489,208	35,293	291,734	45.00	IMM-SLP	GRUPO NACOBRE
							ALUM.Y ZINC INDUST.
							INDUST. MONTERREY
COPPER CONTENT IN CONCENTRATES	73,671	701,000					MEXICANA DE COBRE
ZINC CONTENT IN CONCENTRATES	24,154	90,178	102,789	76,480	25.00		MET-MEX PEÑOLES
BLISTER COPPER	18,518	303,740	43	682	90.00		COBRE DE MEXICO
							COBRE DE PASTEJE
COPPER WIRE ROD	211,249	1,257,182	23,377	403,486			CONDUCTORES COBR.
							CONDULIMEX
COPPER IN CATHODES	404,616	6,272,996	77,531	1,174,265	15.00		COBRE DE MEXICO
							INDUST. UNIDAS
MOLYBDENUM	8,890	70,155	2,384	220,189	90.00	LA CARIDAD	MOLYMEX
TRANSPORTATION SERVICES		2,528,089		4,329,548			
OTHER				280,045			
3RD. DOC. EFFECT.				116,137			
TOTAL		11,899,846		7,343,553			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD			1,700	160,110	USA	SPCC ASARCO	GERALD METALS ENTHONE OMI
SILVER			462,553	648,868	USA	SPCC IMM MONTERREY	DEGUSA HILLS SCOTIA BANK
LEAD			77	344	USA		COMINGO.LTD
ZINC			39,625	320,286	USA		BETHLEHEM STEEL INLAND STEEL
COPPER CONTENT IN CONCENTRATES			7,056	81,580	USA	ASARCO	GLENCORE, LTD
ZINC CONTENT IN CONCENTRATES			18,122	130,062	ALEMANIA	ASARCO	SAVAGE ZINC
BLISTER COPPER			25,936	400,544	USA	SPCC	TRAFIGURA AG
COPPER WIRE ROD			64,289	1,178,288	USA	ATR	CERRO WIRE & CABLE
COPPER CATHODES			490,683	7,637,293	USA	SPCC ELECTROWON	PECHINEY WORLD T. GERALD METALS
MOLYBDENUM			6,466	481,403	SUIZA HOLANDA	SPCC LA CARIDAD	GLENCORE INT. CHEMETALLGES
OTHER				175,614			
3RD. DOC. EFFECT				107,134			
TOTAL				11,321,526			

NOTES

VOLUME IN TONS
GOLD AND SILVER IN KILOGRAMS.

82-4582

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 9,607

Number of shares Outstanding at the Date of the NFEA: (Units) — 651,646,640

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2	B	651,646,640.00	07/05/2002	231,963.00
2	B	651,646,640.00	09/05/2002	19,000.00
2	B	651,646,640.00	11/06/2002	9,699.00
2	B	651,646,640.00	23/05/2002	39,194.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	443
NFE OF PERIOD :	-443

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 — 314,616

Number of shares Outstanding at the Date of the NFEA: (Units) — 651,646,640

STOCK EXCHANGE COI GMEXICO | QUARTER: 3 | YEAR: 2002

RAZON SOCIAL: **GRUPO MEXICO, S.A. DE C.V.**

82-4582

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 651,646,640

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	443
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9.286
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 651,646,640

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

21/11/2002

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		4	651,646,640			651,646,640	16,316,041	
TOTAL			**651,646,640**	**0**	**0**	**651,646,640**	**16,316,041**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
651,646,640
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30** OF **SEPTEMBER** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C P. DANIEL TELLECHEA SALIDO **APODERADO**	**C P. ERNESTO DURAN TRINIDAD** **APODERADO**

MEXICO, D.F., AT NOVEMBER 21 OF 2002